FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL PROCESSING
RECEIVED
SEP 15 2004
WASH. D.C.
179
SECTION

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, September 14, 2004, Series 2004-HE2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110039
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


04043062

PROCESSED
SEP 16 2004
THOMSON
FINANCIAL

[TPW: NYLEGAL:265752.2] 17988-00238 09/14/04 03:34pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 14, 2004

ACE SECURITIES CORP.



By: ______________________
Name: Douglas K. Johnson
Title: President



By: ______________________
Name: Evelyn Echevarria
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$528,193,000 *(Approximate)*

Home Equity Loan Trust

Series 2004-HE2

Ace Securities Corp
(Depositor)

Deutsche Bank 

September 2, 2004

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED September 2, 2004

Ace Securities Corp.

Home Equity Loan Trust, Series 2004-HE2

$528,193,000 *(Approximate)*

Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)[1]	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M
Offered Certificates:								
A-1	288,209,000	Float	2.30	1 - 87	0	ACT/360	October 2034	AAA / Aaa
A-2	142,262,000	Float	2.35	1 - 87	0	ACT/360	October 2034	AAA / Aaa
M-1	38,203,000	Float	5.03	42 - 87	0	ACT/360	October 2034	AA+ / Aa2
M-2	30,451,000	Float	4.93	39 - 87	0	ACT/360	October 2034	AA / A2
M-3	8,305,000	Float	4.90	39 - 87	0	ACT/360	October 2034	A+ / A3
M-4	8,305,000	Float	4.89	38 - 87	0	ACT/360	October 2034	A / Baa1
M-5	6,921,000	Float	4.88	38 - 87	0	ACT/360	October 2034	A / Baa2
M-6	5,537,000	Float	4.88	38 - 87	0	ACT/360	October 2034	A- / Baa3
Total	$528,193,000							
Non-Offered Certificates:								
B-1	9,689,000	Float				* Not Offered *		
B-2	8,305,000	Float				* Not Offered *		
Total	$17,994,000							
Total Certificates	**$546,187,000**							

(1) Certificate balances are based on rolled 9/1/04 collateral balances based on collateral information as of the 8/1/04 statistical cut off date

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1 and the Class A-2 Certificates (together, the "Senior Certificates" or "Class A Certificates"); the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (collectively, the "Mezzanine Certificates"); and the Class B-1 and B-2 Certificates (together, the "Subordinate Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates are backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans"). The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass- Through Rate. The pass-through rate on the Class B Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.

Transaction Overview

Collateral: As of the Statistical Cut-off Date, the Mortgage Loans will consist of approximately 3,434 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $553,940,215 as of the Statistical Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 2,596 conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $370,883,607 and the Group II Mortgage Loans will represent approximately 838 fixed and adjustable-rate Mortgage Loans with conforming and non-conforming principal balances totaling approximately $183,056,609.

Class A Certificates: Class A-1 and Class A-2 Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates

Class B Certificates Class B-1 and Class B-2 Certificates

Depositor: Ace Securities Corp. ("Ace")

Originators:

Originator	Aggregate Remaining Principle Balance ($)	% of Aggregate Remaining Principal Balance
Ownit	252,947,564	45.66
Encore	128,248,114	23.15
CIT	44,696,873	8.07
First Street	36,522,196	6.59
Other	91,525,469	16.52
Total	**553,940,215**	**100.00**

Master Servicer: Wells Fargo Bank, National Association

Servicer: Ocwen Federal Bank FSB

Credit Enhancer: XL Capital Assurance ("XL Capital")

Trustee: HSBC Bank USA, National Association

Custodian: Wells Fargo Bank Minnesota, National Association

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Statistical Cut-off Date: August 1, 2004

Cut-off Date: September 1, 2004

Expected Pricing: Week of September 6, 2004

Expected Closing Date: On or about September 20, 2004

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in October 2004.

Transaction Overview (Cont.)

Determination Date: The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.

Due Period: The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Prepayment Period: The Prepayment Period with respect to any Distribution Date shall be from the 16th of the month immediately preceding the Distribution Date to the 1 5th of the month of the Distribution Date.

Interest Accrual Period: Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).

Interest Distribution Amount: For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.

Senior Interest Distribution Amount: For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.

Administration Fee Rate: The Trustee, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.5325% for the Mortgage Loans.

Compensating Interest: The Servicer will be required to cover Prepayment Interest Shortfalls on the Mortgage Loans up to the Servicing Fee payable to the Servicer.

Prepayment interest Shortfalls: Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.

Expense Adjusted Mortgage Rate: For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

Class A-1 Financial Guaranty Insurance Policy: It is anticipated that the Class A-1 Certificates will have the benefit of a financial guaranty insurance policy pursuant to which XL Capital, in consideration of the payment of a premium and subject to the terms of the financial guaranty insurance policy, unconditionally and irrevocably will guarantee the timely payment of interest and the ultimate payment of principal on the Class A-1 Certificates on each Distribution Date. The Class A-1 Financial Guaranty Insurance Policy will not be cancelable for any reason.

Optional Termination: On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances: The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicer and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement

Credit Enhancement:
1) Excess Interest
2) Overcollateralization ("OC")
3) Subordination
4) In the case of the Class A-1 Certificates, it is anticipated that a financial guaranty insurance policy will be provided by XL Capital.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-2 Certificates, fourth, to the Class B-1 Certificates, fifth to the Class M-6 Certificates, sixth, to the Class M-5 Certificates, seventh, to the Class M-4 Certificates, eighth, to the Class M-3 Certificates, ninth, to the Class M-2 Certificates and tenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Dates).

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificate holders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be 1.35% of the original aggregate principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to 2.70% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Transaction Overview (Cont.)

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in October 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 44.50%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M)	Initial CE %	CE % On/After Step Down Date
A	AAA / Aaa	22.25%	44.50%
M-1	AA+ / Aa2	15.35%	30.70%
M-2	AA / A2	9.85%	19.70%
M-3	A+ / A3	8.35%	16.70%
M-4	A / Baa1	6.85%	13.70%
M-5	A / Baa2	5.60%	11.20%
M-6	A- / Baa3	4.60%	9.20%
B-1	Not Offered	2.85%	5.70%
B-2	Not Offered	1.35%	2.70%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans (adjusted for the Class A-1 Financial Guaranty Insurance Policy premium) subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the Interest Accrual Period and the Class A-1 Financial Guaranty Insurance Policy premium) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Class B Certificates: The per annum rate (adjusted for the actual number of days elapsed in the Interest Accrual Period and the Class A-1 Financial Guaranty Insurance Policy premium) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2004-HE2 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Group I Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts. The Group I Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 9.00% the payment due will be calculated as if one-month LIBOR was 9.00%) and (2) the related scheduled notional amount, which is based on the expected amortization of the Group I Mortgage Loans.
Group II Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The Group II Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 9.00% the payment due will be calculated as if one-month LIBOR was 9.00%) and (2) the related scheduled notional amount, which is based on the expected amortization of the Group II Mortgage Loans.
Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer in respect of Prepayment Interest Shortfalls for the related due period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a 44.50% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage). The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Transaction Overview (Cont.)

Class A Principal Distribution Amount (Continued):	However, if the Certificate Principal Balance of the Class A-1 Certificates or Class A-2 Certificates is reduced to zero, then the remaining amount of principal distributions otherwise distributable to such class of Class A Certificates on that Distribution Date, and the amount of principal distributions otherwise distributable to such class of Class A Certificates on all subsequent Distribution Dates, will be distributed to the holders of the class of Class A Certificates remaining outstanding, in accordance with the principal distribution allocations described herein, until its Certificate Principal Balance has been reduced to zero. Any payments of principal to the Class A-1 Certificates will be made first from payments relating to the Group I Mortgage Loans, and any payments of principal to the Class A-2 Certificates will be made first from payments relating to the Group II Mortgage Loans.
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches a 30.70% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches 19.70% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 16.70% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 13.70% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 11.20% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage) and sixth to the Class M-6 Certificates until it reaches a 9.20% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.
Class B Principal Distribution Amount:	The Class B Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates, first to the Class B-1 Certificates until it reaches a 5.70% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage) and second to the Class B-2 Certificates until it reaches 2.70% Credit Enhancement Percentage (2x the Class B-2 Initial Credit Enhancement Percentage), If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Class B Certificates in their order of priority, until the Certificate Principal Balance of such class has been reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certifiactes will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [38]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
October 2007 to September 2008	4.00%, plus 1/12th of 1.50% for each month thereafter
October 2008 to September 2009	5.50%, plus 1/12th of 0.75% for each month thereafter
October 2009 to September 2010	6.25%, plus 1/12th of 0.50% for each month thereafter
October 2010 and thereafter	6.75%

Transaction Overview (Cont.)

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay the premium due in connection with the Class A-1 Financial Guaranty Insurance Policy.
2. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date , then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date on the Class B Certificates, on a sequential basis.
3. To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
5. To pay principal to the Class B Certificates in accordance with the principal payment provisions described above.
6. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
7. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
8. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Class B Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
10. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates, on a pro rata basis.
11. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Class B Certificates in the same order of priority as described in 2 above.
12. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	18.15	4.44	2.30	1.65	1.08
	First Payment Date	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
	Last Payment Date	Feb-33	Mar-18	Dec-11	May-10	May-07
A-2	Avg Life	17.89	4.50	2.35	1.70	1.11
	First Payment Date	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
	Last Payment Date	Feb-33	Mar-18	Dec-11	May-10	Jun-07
M-1	Avg Life	25.84	8.95	5.03	4.77	4.02
	First Payment Date	Feb-26	Jan-09	Mar-08	Aug-08	Jun-07
	Last Payment Date	Feb-33	Mar-18	Dec-11	May-10	Nov-08
M-2	Avg Life	25.84	8.95	4.93	4.32	3.94
	First Payment Date	Jan-26	Jan-09	Dec-07	Mar-08	Mar-08
	Last Payment Date	Feb-33	Mar-18	Dec-11	May-10	Nov-08
M-3	Avg Life	25.84	8.95	4.90	4.19	3.62
	First Payment Date	Jan-26	Jan-09	Dec-07	Feb-08	Jan-08
	Last Payment Date	Feb-33	Mar-18	Dec-11	May-10	Nov-08
M-4	Avg Life	25.84	8.95	4.89	4.14	3.52
	First Payment Date	Jan-26	Jan-09	Nov-07	Jan-08	Dec-07
	Last Payment Date	Feb-33	Mar-18	Dec-11	May-10	Nov-08
M-5	Avg Life	25.84	8.95	4.88	4.11	3.45
	First Payment Date	Jan-26	Jan-09	Nov-07	Dec-07	Oct-07
	Last Payment Date	Feb-33	Mar-18	Dec-11	May-10	Nov-08
M-6	Avg Life	25.84	8.95	4.88	4.08	3.39
	First Payment Date	Jan-26	Jan-09	Nov-07	Dec-07	Oct-07
	Last Payment Date	Feb-33	Mar-18	Dec-11	May-10	Nov-08
B-1	Avg Life	25.84	8.95	4.86	4.05	3.34
	First Payment Date	Jan-26	Jan-09	Oct-07	Nov-07	Aug-07
	Last Payment Date	Feb-33	Mar-18	Dec-11	May-10	Nov-08
B-2	Avg Life	25.75	8.66	4.70	3.89	3.18
	First Payment Date	Jan-26	Jan-09	Oct-07	Oct-07	Jul-07
	Last Payment Date	Feb-33	Mar-18	Dec-11	May-10	Nov-08

Sensitivity Table
To Maturity

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
A-1	Avg Life	18.19	4.73	2.50	1.80	1.08
	First Payment Date	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
	Last Payment Date	May-34	May-30	Jul-20	Jun-17	May-07
A-2	Avg Life	17.93	4.78	2.56	1.86	1.11
	First Payment Date	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
	Last Payment Date	May-34	May-30	Jun-20	Sep-17	Jun-07
M-1	Avg Life	25.97	9.71	5.56	5.19	5.64
	First Payment Date	Feb-26	Jan-09	Mar-08	Aug-08	Jun-07
	Last Payment Date	Apr-34	Oct-27	Oct-18	Oct-15	Apr-14
M-2	Avg Life	25.97	9.66	5.43	4.70	4.24
	First Payment Date	Jan-26	Jan-09	Dec-07	Mar-08	Mar-08
	Last Payment Date	Mar-34	Apr-26	Jul-17	Sep-14	Feb-12
M-3	Avg Life	25.97	9.59	5.35	4.53	3.87
	First Payment Date	Jan-26	Jan-09	Dec-07	Feb-08	Jan-08
	Last Payment Date	Feb-34	Jun-24	Mar-16	Aug-13	Apr-11
M-4	Avg Life	25.96	9.54	5.30	4.46	3.76
	First Payment Date	Jan-26	Jan-09	Nov-07	Jan-08	Dec-07
	Last Payment Date	Jan-34	Sep-23	Sep-15	Apr-13	Jan-11
M-5	Avg Life	25.96	9.47	5.25	4.39	3.66
	First Payment Date	Jan-26	Jan-09	Nov-07	Dec-07	Oct-07
	Last Payment Date	Dec-33	Sep-22	Jan-15	Oct-12	Sep-10
M-6	Avg Life	25.95	9.38	5.19	4.32	3.57
	First Payment Date	Jan-26	Jan-09	Nov-07	Dec-07	Oct-07
	Last Payment Date	Nov-33	Oct-21	Jun-14	Apr-12	Apr-10
B-1	Avg Life	25.91	9.21	5.06	4.20	3.45
	First Payment Date	Jan-26	Jan-09	Oct-07	Nov-07	Aug-07
	Last Payment Date	Sep-33	Oct-20	Nov-13	Oct-11	Dec-09
B-2	Avg Life	25.76	8.67	4.71	3.90	3.19
	First Payment Date	Jan-26	Jan-09	Oct-07	Oct-07	Jul-07
	Last Payment Date	Apr-33	Nov-18	May-12	Aug-10	Feb-09

Group I Cap Schedule

Payment Date	Notional Amount	Strike Rate (%)	Ceiling (%)
11/25/2004	361,748,000	6.150	9.000
12/25/2004	352,923,000	6.358	9.000
1/25/2005	344,208,000	6.156	9.000
2/25/2005	335,598,000	6.159	9.000
3/25/2005	327,091,000	6.822	9.000
4/25/2005	318,687,000	6.164	9.000
5/25/2005	310,384,000	6.372	9.000
6/25/2005	302,196,000	6.168	9.000
7/25/2005	294,211,000	6.375	9.000
8/25/2005	286,428,000	6.171	9.000
9/25/2005	278,851,000	6.173	9.000
10/25/2005	271,474,000	6.380	9.000
11/25/2005	264,293,000	6.176	9.000
12/25/2005	257,301,000	6.384	9.000
1/25/2006	250,495,000	6.179	9.000
2/25/2006	243,869,000	6.195	9.000
3/25/2006	237,418,000	6.937	9.000
4/25/2006	231,141,000	6.323	9.000
5/25/2006	225,032,000	6.776	9.000
6/25/2006	219,092,000	7.880	9.000
7/25/2006	213,331,000	8.206	9.000
8/25/2006	207,720,000	7.946	9.000
9/25/2006	202,257,000	7.969	9.000
10/25/2006	196,938,000	8.260	9.000
11/25/2006	191,759,000	8.111	9.000
12/25/2006	186,719,000	8.923	9.000
1/25/2007	181,818,000	8.663	9.000
2/25/2007	177,046,000	8.667	9.000
3/25/2007	172,400,000	9.000	9.000
4/25/2007	167,876,000	8.727	9.000

Group II Cap Schedule

Payment Date	Notional Amount	Strike Rate (%)	Ceiling (%)
11/25/2004	178,781,000	6.161	9.000
12/25/2004	174,618,000	6.372	9.000
1/25/2005	170,484,000	6.171	9.000
2/25/2005	166,378,000	6.176	9.000
3/25/2005	162,298,000	6.841	9.000
4/25/2005	158,244,000	6.183	9.000
5/25/2005	154,219,000	6.392	9.000
6/25/2005	150,225,000	6.188	9.000
7/25/2005	146,326,000	6.396	9.000
8/25/2005	142,519,000	6.191	9.000
9/25/2005	138,812,000	6.193	9.000
10/25/2005	135,201,000	6.402	9.000
11/25/2005	131,685,000	6.197	9.000
12/25/2005	128,260,000	6.405	9.000
1/25/2006	124,925,000	6.201	9.000
2/25/2006	121,676,000	6.203	9.000
3/25/2006	118,512,000	6.884	9.000
4/25/2006	115,431,000	6.220	9.000
5/25/2006	112,430,000	6.535	9.000
6/25/2006	109,509,000	6.915	9.000
7/25/2006	106,673,000	7.987	9.000
8/25/2006	103,910,000	7.761	9.000
9/25/2006	101,218,000	7.765	9.000
10/25/2006	98,596,000	8.023	9.000
11/25/2006	96,042,000	7.818	9.000
12/25/2006	93,555,000	8.358	9.000
1/25/2007	91,136,000	8.361	9.000
2/25/2007	88,779,000	8.371	9.000
3/25/2007	86,484,000	9.000	9.000
4/25/2007	84,248,000	8.395	9.000
5/25/2007	82,069,000	8.756	9.000
6/25/2007	79,948,000	8.787	9.000

Class A-1 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	10/25/04	-
2	11/25/2004	9.00
3	12/25/2004	9.00
4	1/25/2005	9.00
5	2/25/2005	9.00
6	3/25/2005	9.00
7	4/25/2005	9.00
8	5/25/2005	9.00
9	6/25/2005	9.00
10	7/25/2005	9.00
11	8/25/2005	9.00
12	9/25/2005	9.00
13	10/25/2005	9.00
14	11/25/2005	9.00
15	12/25/2005	9.00
16	1/25/2006	9.00
17	2/25/2006	9.00
18	3/25/2006	9.00
19	4/25/2006	9.00
20	5/25/2006	9.00
21	6/25/2006	9.00
22	7/25/2006	9.00
23	8/25/2006	9.00
24	9/25/2006	9.00
25	10/25/2006	9.00
26	11/25/2006	9.00
27	12/25/2006	9.00
28	1/25/2007	9.00
29	2/25/2007	9.00
30	3/25/2007	9.64
31	4/25/2007	9.00
32	5/25/2007	9.14
33	6/25/2007	9.47
34	7/25/2007	9.83
35	8/25/2007	9.57
36	9/25/2007	9.60
37	10/25/2007	9.94
38	11/25/2007	9.73
39	12/25/2007	10.63
40	1/25/2008	10.31
41	2/25/2008	10.33
42	3/25/2008	11.04
43	4/25/2008	10.33
44	5/25/2008	10.70
45	6/25/2008	10.45

Class A-1 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
46	7/25/2008	10.80
47	8/25/2008	10.47
48	9/25/2008	10.47
49	10/25/2008	10.81
50	11/25/2008	10.46
51	12/25/2008	10.83
52	1/25/2009	10.48
53	2/25/2009	10.50
54	3/25/2009	11.62
55	4/25/2009	10.49
56	5/25/2009	10.84
57	6/25/2009	10.48
58	7/25/2009	10.85
59	8/25/2009	10.56
60	9/25/2009	10.56
61	10/25/2009	10.91
62	11/25/2009	10.55
63	12/25/2009	10.90
64	1/25/2010	10.55
65	2/25/2010	10.57
66	3/25/2010	11.70
67	4/25/2010	10.56
68	5/25/2010	10.91
69	6/25/2010	10.55
70	7/25/2010	10.91
71	8/25/2010	10.57
72	9/25/2010	10.57
73	10/25/2010	10.92
74	11/25/2010	10.56
75	12/25/2010	10.91
76	1/25/2011	10.56
77	2/25/2011	10.58
78	3/25/2011	11.71
79	4/25/2011	10.57
80	5/25/2011	10.92
81	6/25/2011	10.56
82	7/25/2011	10.91
83	8/25/2011	10.56
84	9/25/2011	10.55
85	10/25/2011	10.90
86	11/25/2011	10.54
87	12/25/2011	10.89
88	1/25/2012	10.53

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class A-2 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	10/25/04	-
2	11/25/2004	9.00
3	12/25/2004	9.00
4	1/25/2005	9.00
5	2/25/2005	9.00
6	3/25/2005	9.00
7	4/25/2005	9.00
8	5/25/2005	9.00
9	6/25/2005	9.00
10	7/25/2005	9.00
11	8/25/2005	9.00
12	9/25/2005	9.00
13	10/25/2005	9.00
14	11/25/2005	9.00
15	12/25/2005	9.00
16	1/25/2006	9.00
17	2/25/2006	9.00
18	3/25/2006	9.00
19	4/25/2006	9.00
20	5/25/2006	9.00
21	6/25/2006	9.00
22	7/25/2006	9.00
23	8/25/2006	9.00
24	9/25/2006	9.00
25	10/25/2006	9.00
26	11/25/2006	9.00
27	12/25/2006	9.00
28	1/25/2007	9.00
29	2/25/2007	9.00
30	3/25/2007	9.27
31	4/25/2007	9.00
32	5/25/2007	9.00
33	6/25/2007	9.00
34	7/25/2007	9.37
35	8/25/2007	9.08
36	9/25/2007	9.08
37	10/25/2007	9.39
38	11/25/2007	9.15
39	12/25/2007	9.74
40	1/25/2008	9.70
41	2/25/2008	9.71
42	3/25/2008	10.38
43	4/25/2008	9.71
44	5/25/2008	10.06
45	6/25/2008	9.81
46	7/25/2008	10.14
47	8/25/2008	9.81
48	9/25/2008	9.81
49	10/25/2008	10.14
50	11/25/2008	9.82
51	12/25/2008	10.16
52	1/25/2009	9.83
53	2/25/2009	9.83
54	3/25/2009	10.88
55	4/25/2009	9.83
56	5/25/2009	10.17
57	6/25/2009	9.85
58	7/25/2009	10.18
59	8/25/2009	10.03
60	9/25/2009	10.03
61	10/25/2009	10.36
62	11/25/2009	10.03
63	12/25/2009	10.36
64	1/25/2010	10.03
65	2/25/2010	10.08
66	3/25/2010	11.16
67	4/25/2010	10.08
68	5/25/2010	10.41
69	6/25/2010	10.08
70	7/25/2010	10.41
71	8/25/2010	10.13
72	9/25/2010	10.13
73	10/25/2010	10.46
74	11/25/2010	10.12
75	12/25/2010	10.46
76	1/25/2011	10.12
77	2/25/2011	10.18
78	3/25/2011	11.26
79	4/25/2011	10.17
80	5/25/2011	10.50
81	6/25/2011	10.16
82	7/25/2011	10.50
83	8/25/2011	10.15
84	9/25/2011	10.15
85	10/25/2011	10.48
86	11/25/2011	10.14
87	12/25/2011	10.47
88	1/25/2012	10.13

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class M & Class B Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate**
1	10/25/04	-
2	11/25/2004	9.00
3	12/25/2004	9.00
4	1/25/2005	9.00
5	2/25/2005	9.00
6	3/25/2005	9.00
7	4/25/2005	9.00
8	5/25/2005	9.00
9	6/25/2005	9.00
10	7/25/2005	9.00
11	8/25/2005	9.00
12	9/25/2005	9.00
13	10/25/2005	9.00
14	11/25/2005	9.00
15	12/25/2005	9.00
16	1/25/2006	9.00
17	2/25/2006	9.00
18	3/25/2006	9.00
19	4/25/2006	9.00
20	5/25/2006	9.00
21	6/25/2006	9.00
22	7/25/2006	9.00
23	8/25/2006	9.00
24	9/25/2006	9.00
25	10/25/2006	9.00
26	11/25/2006	9.00
27	12/25/2006	9.00
28	1/25/2007	9.00
29	2/25/2007	9.00
30	3/25/2007	9.51
31	4/25/2007	9.00
32	5/25/2007	9.10
33	6/25/2007	9.31
34	7/25/2007	9.68
35	8/25/2007	9.41
36	9/25/2007	9.43
37	10/25/2007	9.76
38	11/25/2007	9.54
39	12/25/2007	10.33
40	1/25/2008	10.11
41	2/25/2008	10.12
42	3/25/2008	10.82
43	4/25/2008	10.12
44	5/25/2008	10.49
45	6/25/2008	10.24

Class M & Class B Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate**
46	7/25/2008	10.58
47	8/25/2008	10.25
48	9/25/2008	10.25
49	10/25/2008	10.59
50	11/25/2008	10.24
51	12/25/2008	10.61
52	1/25/2009	10.26
53	2/25/2009	10.27
54	3/25/2009	11.37
55	4/25/2009	10.27
56	5/25/2009	10.61
57	6/25/2009	10.27
58	7/25/2009	10.62
59	8/25/2009	10.39
60	9/25/2009	10.38
61	10/25/2009	10.72
62	11/25/2009	10.38
63	12/25/2009	10.72
64	1/25/2010	10.37
65	2/25/2010	10.41
66	3/25/2010	11.52
67	4/25/2010	10.40
68	5/25/2010	10.74
69	6/25/2010	10.39
70	7/25/2010	10.74
71	8/25/2010	10.42
72	9/25/2010	10.42
73	10/25/2010	10.76
74	11/25/2010	10.41
75	12/25/2010	10.76
76	1/25/2011	10.41
77	2/25/2011	10.44
78	3/25/2011	11.56
79	4/25/2011	10.44
80	5/25/2011	10.78
81	6/25/2011	10.43
82	7/25/2011	10.77
83	8/25/2011	10.42
84	9/25/2011	10.42
85	10/25/2011	10.76
86	11/25/2011	10.41
87	12/25/2011	10.75
88	1/25/2012	10.40

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	373	1.7447	2.0438	365	45	485	4.5467	4.6663	375
2	403	1.8503	2.1534	385	46	493	4.5916	4.6935	391
3	410	1.9752	2.2617	380	47	485	4.6346	4.7198	369
4	403	2.0823	2.3546	361	48	485	4.6420	4.7478	369
5	402	2.2554	2.4590	343	49	494	4.6314	4.7756	388
6	425	2.3476	2.5396	362	50	485	4.6732	4.8139	367
7	402	2.3918	2.6075	328	51	494	4.7125	4.8555	389
8	409	2.4802	2.6711	329	52	486	4.7487	4.8903	369
9	400	2.5346	2.7296	313	53	486	4.7891	4.9273	365
10	407	2.6316	2.7884	313	54	511	4.8249	4.9671	417
11	399	2.7586	2.8459	289	55	486	4.8603	4.9948	358
12	398	2.7624	2.8897	288	56	494	4.8951	5.0137	376
13	406	2.7610	2.9427	298	57	487	4.9313	5.0333	361
14	397	2.8309	3.0145	280	58	496	4.9662	5.0502	379
15	404	2.8936	3.0768	284	59	493	5.0032	5.0676	368
16	396	2.9629	3.1432	266	60	493	4.9933	5.0850	369
17	396	3.0321	3.2132	260	61	501	4.9748	5.1036	390
18	422	3.0910	3.2752	294	62	493	5.0070	5.1344	368
19	400	3.1568	3.3423	255	63	501	5.0372	5.1657	390
20	417	3.2232	3.4244	278	64	493	5.0665	5.1937	369
21	467	3.2832	3.4973	369	65	493	5.0973	5.2223	370
22	490	3.3490	3.5752	407	66	518	5.1244	5.2521	426
23	481	3.4139	3.6589	387	67	494	5.1522	5.2731	366
24	480	3.4972	3.7338	379	68	502	5.1816	5.2853	384
25	487	3.6141	3.8062	382	69	494	5.2098	5.2980	368
26	477	3.6821	3.8748	365	70	503	5.2348	5.3078	387
27	484	3.7459	3.9381	400	71	495	5.2627	5.3205	368
28	475	3.8129	4.0032	383	72	496	5.2497	5.3285	370
29	474	3.8797	4.0694	375	73	505	5.2249	5.3412	393
30	498	3.9390	4.1319	417	74	497	5.2491	5.3648	372
31	472	4.0024	4.1820	363	75	506	5.2720	5.3880	394
32	480	4.0658	4.2106	376	76	498	5.2976	5.4100	373
33	475	4.1262	4.2356	373	77	498	5.3203	5.4337	372
34	483	4.1887	4.2602	386	78	523	5.3383	5.4535	431
35	475	4.2505	4.2813	366	79	500	5.3605	5.4678	370
36	473	4.2349	4.3001	367	80	508	5.3821	5.4713	389
37	480	4.1701	4.3304	389	81	501	5.4034	5.4736	371
38	474	4.2166	4.3763	370	82	509	5.4228	5.4750	391
39	487	4.2673	4.4243	396	83	502	5.4433	5.4778	370
40	481	4.3168	4.4754	379	84	503	5.4203	5.4773	373
41	482	4.3622	4.5191	377	85	511	5.3799	5.4833	397
42	500	4.4101	4.5664	409	86	504	5.3975	5.5019	377
43	484	4.4573	4.6078	370	87	513	5.4131	5.517	397
44	493	4.5000	4.6358	386	88	N/A	5.4131	5.517	377

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	3,434	Index Type:	
Aggregate Principal Balance:	$553,940,215	6 Month LIBOR:	78.04%
Conforming Principal Balance Loans:	$393,857,602	Fixed Rate:	21.96%
Average Principal Balance:	$161,310	W.A. Initial Periodic Cap:	2.739%
Range:	$9,938 - $1,000,000	W.A. Subsequent Periodic Cap:	1.101%
W.A. Coupon:	6.923%	W.A. Lifetime Rate Cap:	6.168%
Range:	4.590% - 13.000%	Property Type:	
W.A. Gross Margin:	6.061%	Single Family:	77.54%
Range:	3.375% - 9.750%	PUD:	9.59%
W.A. Remaining Term (months):	342	2-4 Family:	4.91%
Range:	113 - 360	Condo:	7.94%
W.A. Seasoning: (months)	3	Townhouse:	0.03%
Latest Maturity Date:	September 1, 2034	Occupancy Status:	
State Concentration (Top Five):		Primary:	93.67%
California:	61.91%	Investment:	6.10%
Washington:	5.22%	Second Home:	0.22%
Colorado:	4.28%	Documentation Status:	
Oregon:	2.95%	Full / Alt:	46.92%
Florida:	2.89%	Stated:	46.76%
W.A. Original Combined LTV:	82.12%	Limited:	5.94%
Range:	9.98% - 100.00%	None:	0.38%
First Liens:	90.57%		
Second Liens:	9.43%	Non-Zero W.A. Prepayment Penalty – Term (months):	27
Non-Balloon Loans:	92.81%	Loans with Prepay Penalties:	87.59%
Non-Zero W.A. FICO Score:	650	Interest Only Loans	33.15%

*Collateral Information as of the August 1, 2004 Statistical Cut-Off Date.

DESCRIPTION OF THE TOTAL COLLATERAL

Originators

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Ownit	1,610	252,947,564	45.66
Encore	631	128,248,114	23.15
CIT	296	44,696,873	8.07
First Street	178	36,522,196	6.59
Other	719	91,525,469	16.52
Total:	**3,434**	**553,940,215**	**100.00**

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	1,381	121,641,431	21.96
ARM	2,053	432,298,784	78.04
Total:	**3,434**	**553,940,215**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	583	19,613,976	3.53
50,000.01 - 100,000.00	721	53,446,241	9.63
100,000.01 - 150,000.00	600	75,395,973	13.58
150,000.01 - 200,000.00	513	89,605,475	16.14
200,000.01 - 250,000.00	303	68,175,684	12.28
250,000.01 - 300,000.00	262	72,245,364	13.01
300,000.01 - 350,000.00	165	53,221,206	9.59
350,000.01 - 400,000.00	128	48,253,156	8.69
400,000.01 - 450,000.00	67	28,411,429	5.12
450,000.01 - 500,000.00	67	31,880,340	5.74
500,000.01 - 550,000.00	12	6,362,274	1.15
550,000.01 - 600,000.00	6	3,425,250	0.62
600,000.01 - 650,000.00	2	1,247,500	0.22
650,000.01 - 700,000.00	1	652,000	0.12
700,000.01 - 750,000.00	2	1,445,000	0.26
750,000.01 - 800,000.00	1	768,750	0.14
950,000.01 - 1,000,000.00	1	1,000,000	0.18
Total:	**3,434**	**555,149,618**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	583	19,566,226	3.53
50,000.01 - 100,000.00	723	53,492,684	9.66
100,000.01 - 150,000.00	600	75,308,710	13.60
150,000.01 - 200,000.00	512	89,252,599	16.11
200,000.01 - 250,000.00	304	68,337,388	12.34
250,000.01 - 300,000.00	262	72,219,627	13.04
300,000.01 - 350,000.00	164	52,880,287	9.55
350,000.01 - 400,000.00	128	48,213,913	8.70
400,000.01 - 450,000.00	67	28,418,415	5.13
450,000.01 - 500,000.00	66	31,371,850	5.66
500,000.01 - 550,000.00	12	6,349,300	1.15
550,000.01 - 600,000.00	6	3,423,389	0.62
600,000.01 - 650,000.00	2	1,243,625	0.22
650,000.01 - 700,000.00	1	651,528	0.12
700,000.01 - 750,000.00	2	1,441,923	0.26
750,000.01 - 800,000.00	1	768,750	0.14
950,000.01 - 1,000,000.00	1	1,000,000	0.18
Total:	**3,434**	**553,940,215**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
61 - 120	2	94,114	0.02
121 - 180	775	42,589,119	7.69
181 - 240	41	3,437,039	0.62
241 - 300	1	82,188	0.01
301 - 360	2,615	507,737,755	91.66
Total:	**3,434**	**553,940,215**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	29	6,631,449	1.20
5.000 - 5.499	90	20,853,579	3.76
5.500 - 5.999	459	109,198,892	19.71
6.000 - 6.499	429	95,131,894	17.17
6.500 - 6.999	664	140,387,556	25.34
7.000 - 7.499	273	47,860,776	8.64
7.500 - 7.999	284	49,036,456	8.85
8.000 - 8.499	153	17,615,950	3.18
8.500 - 8.999	245	21,992,994	3.97
9.000 - 9.499	123	9,369,261	1.69
9.500 - 9.999	241	14,656,492	2.65
10.000 - 10.499	74	4,203,673	0.76
10.500 - 10.999	161	8,657,615	1.56
11.000 - 11.499	132	5,508,051	0.99
11.500 - 11.999	71	2,622,541	0.47
12.000 - 12.499	5	184,401	0.03
13.000 - 13.499	1	28,637	0.01
Total:	**3,434**	**553,940,215**	**100.00**

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	66	7,493,980	1.35
50.01 - 55.00	24	4,286,296	0.77
55.01 - 60.00	39	7,870,319	1.42
60.01 - 65.00	81	15,441,582	2.79
65.01 - 70.00	109	21,285,480	3.84
70.01 - 75.00	153	33,272,488	6.01
75.01 - 80.00	1,193	257,645,473	46.51
80.01 - 85.00	250	47,429,994	8.56
85.01 - 90.00	378	68,524,852	12.37
90.01 - 95.00	211	29,791,490	5.38
95.01 – 100.00	930	60,898,262	10.99
Total:	**3,434**	**553,940,215**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Not Available	4	385,929	0.07
500 - 524	58	10,479,718	1.89
525 - 549	100	17,690,075	3.19
550 - 574	201	35,588,836	6.42
575 - 599	227	37,836,592	6.83
600 - 624	503	74,037,552	13.37
625 - 649	581	94,596,972	17.08
650 - 674	611	100,426,737	18.13
675 - 699	470	74,336,272	13.42
700 - 724	306	48,600,699	8.77
725 - 749	181	28,697,724	5.18
750 - 774	143	24,393,193	4.40
775 - 799	45	6,397,752	1.15
Greater than or equal to 800	4	472,163	0.09
Total:	**3,434**	**553,940,215**	**100.00**

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	1,725	342,933,708	61.91
Washington	239	28,932,507	5.22
Colorado	196	23,724,115	4.28
Oregon	157	16,323,212	2.95
Florida	106	16,009,046	2.89
Illinois	84	15,964,433	2.88
Arizona	137	15,234,475	2.75
Nevada	69	12,785,062	2.31
Texas	138	9,261,670	1.67
Georgia	67	7,800,503	1.41
Michigan	51	6,817,159	1.23
Ohio	63	6,234,564	1.13
New York	23	6,171,983	1.11
New Jersey	28	4,801,106	0.87
Maryland	25	4,570,023	0.83
North Carolina	41	4,290,718	0.77
Kentucky	36	3,596,240	0.65
Virginia	22	2,861,385	0.52

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Minnesota	19	2,670,408	0.48
Pennsylvania	24	2,656,799	0.48
Tennessee	32	2,550,224	0.46
Massachusetts	7	2,128,516	0.38
Indiana	28	2,017,491	0.36
Missouri	20	1,906,710	0.34
Connecticut	10	1,460,930	0.26
Utah	17	1,457,172	0.26
New Mexico	7	1,231,161	0.22
South Carolina	10	1,088,176	0.20
Wisconsin	6	1,017,811	0.18
Hawaii	3	973,418	0.18
Kansas	4	607,904	0.11
Mississippi	8	505,765	0.09
Alabama	7	475,086	0.09
Nebraska	1	466,321	0.08
Alaska	2	464,104	0.08
Idaho	3	370,431	0.07
Oklahoma	6	351,263	0.06
Louisiana	2	300,678	0.05
Montana	3	239,422	0.04
West Virginia	3	231,494	0.04
Iowa	2	203,665	0.04
Rhode Island	1	131,056	0.02
Delaware	2	122,303	0.02
Total:	**3,434**	**553,940,215**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	3,181	518,889,695	93.67
Investment	244	33,805,475	6.10
Second Home	9	1,245,045	0.22
Total:	**3,434**	**553,940,215**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Stated Documentation	1,522	259,018,649	46.76
Full Documentation	1,691	254,282,596	45.90
Limited	175	32,916,494	5.94
Alternative Documentation	33	5,609,708	1.01
No Documentation	13	2,112,768	0.38
Total:	**3,434**	**553,940,215**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	2,087	305,604,360	55.17
Refinance - Cashout	1,030	192,817,376	34.81
Refinance - Rate Term	317	55,518,479	10.02
Total:	**3,434**	**553,940,215**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	2,683	429,512,669	77.54
PUD	317	53,107,969	9.59
Condo	298	43,963,113	7.94
2-4 Family	134	27,170,918	4.91
Townhouse	2	185,547	0.03
Total:	**3,434**	**553,940,215**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
September 2005	1	93,048	0.02
October 2005	1	64,441	0.01
November 2005	1	62,553	0.01
December 2005	46	8,446,258	1.95
January 2006	12	1,692,152	0.39
February 2006	278	45,293,520	10.48
March 2006	184	46,234,703	10.70
April 2006	188	46,955,697	10.86
May 2006	372	77,634,316	17.96
June 2006	88	16,275,760	3.76
July 2006	424	97,298,096	22.51
August 2006	129	29,011,116	6.71
September 2006	1	81,500	0.02
December 2006	2	204,842	0.05
February 2007	26	4,164,266	0.96
March 2007	32	6,842,641	1.58
April 2007	12	2,803,119	0.65
May 2007	12	2,621,994	0.61
June 2007	17	3,687,851	0.85
July 2007	55	10,511,759	2.43
August 2007	25	4,085,088	0.94
December 2008	1	274,127	0.06
February 2009	8	1,077,104	0.25
March 2009	4	1,340,810	0.31
April 2009	2	670,960	0.16
May 2009	2	305,229	0.07
June 2009	3	825,000	0.19
July 2009	100	18,790,615	4.35
August 2009	27	4,950,220	1.15
Total:	**2,053**	**432,298,784**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.000 - 3.499	1	155,954	0.04
3.500 - 3.999	15	3,197,218	0.74
4.000 - 4.499	42	8,858,008	2.05
4.500 - 4.999	122	26,761,260	6.19
5.000 - 5.499	325	73,734,963	17.06
5.500 - 5.999	446	102,395,754	23.69
6.000 - 6.499	424	93,636,150	21.66
6.500 - 6.999	356	72,388,494	16.75
7.000 - 7.499	132	22,657,526	5.24
7.500 - 7.999	85	15,069,627	3.49
8.000 - 8.499	60	8,261,269	1.91
8.500 - 8.999	30	3,115,812	0.72
9.000 - 9.499	13	1,760,184	0.41
9.500 - 9.999	2	306,567	0.07
Total:	**2,053**	**432,298,784**	**100.00**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
9.500 - 9.999	1	143,882	0.03
10.000 - 10.499	4	560,502	0.13
10.500 - 10.999	20	4,561,506	1.06
11.000 - 11.499	58	12,986,292	3.00
11.500 - 11.999	364	84,952,643	19.65
12.000 - 12.499	351	78,413,153	18.14
12.500 - 12.999	501	113,335,861	26.22
13.000 - 13.499	208	38,344,179	8.87
13.500 - 13.999	243	47,439,916	10.97
14.000 - 14.499	110	19,122,039	4.42
14.500 - 14.999	116	20,292,548	4.69
15.000 - 15.499	37	6,299,582	1.46
15.500 - 15.999	25	3,460,287	0.80
16.000 - 16.499	10	1,463,272	0.34
16.500 - 16.999	2	292,706	0.07
17.000 - 17.499	1	344,000	0.08
17.500 - 17.999	1	161,346	0.04
18.000 - 18.499	1	125,070	0.03
Total:	**2,053**	**432,298,784**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	29	6,631,449	1.53
5.000 - 5.499	76	17,007,374	3.93
5.500 - 5.999	382	91,748,752	21.22
6.000 - 6.499	367	82,934,410	19.18
6.500 - 6.999	568	123,543,756	28.58
7.000 - 7.499	219	40,420,834	9.35
7.500 - 7.999	221	41,649,790	9.63
8.000 - 8.499	88	12,952,605	3.00
8.500 - 8.999	68	10,422,845	2.41
9.000 - 9.499	19	3,071,313	0.71
9.500 - 9.999	11	1,313,887	0.30
10.000 - 10.499	3	315,353	0.07
10.500 - 10.999	1	161,346	0.04
11.000 - 11.499	1	125,070	0.03
Total:	**2,053**	**432,298,784**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.500	224	47,946,978	11.09
2.000	198	40,969,525	9.48
3.000	1,631	343,382,281	79.43
Total:	**2,053**	**432,298,784**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	1,640	345,017,937	79.81
1.500	413	87,280,847	20.19
Total:	**2,053**	**432,298,784**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	254,796	0.06
4.500 - 4.999	3	241,774	0.06
5.000 - 5.499	86	16,215,452	3.75
5.500 - 5.999	10	2,356,406	0.55
6.000 - 6.499	1,536	325,006,545	75.18
6.500 - 6.999	2	270,813	0.06
7.000 - 7.499	414	87,608,997	20.27
11.500 - 11.999	1	344,000	0.08
Total:	**2,053**	**432,298,784**	**100.00**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	637	68,761,972	12.41
6	14	1,081,680	0.20
12	147	35,476,467	6.40
24	1,865	316,891,206	57.21
30	2	664,981	0.12
36	693	117,074,429	21.13
48	1	63,200	0.01
60	75	13,926,280	2.51
Total:	**3,434**	**553,940,215**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL			
Number of Mortgage Loans:	2,596	Index Type:	
Aggregate Principal Balance:	$370,883,607	6 Month LIBOR:	80.06%
Conforming Principal Balance Loans:	$370,883,607	Fixed Rate:	19.94%
Average Principal Balance:	$142,867	W.A. Initial Periodic Cap:	2.724%
Range:	$9,938 - $499,337	W.A. Subsequent Periodic Cap:	1.107%
W.A. Coupon:	6.938%	W.A. Lifetime Rate Cap:	6.171%
Range:	4.590% - 13.000%	Property Type:	
W.A. Gross Margin:	6.125%	Single Family:	76.15%
Range:	3.375% - 9.750%	PUD:	8.84%
W.A. Remaining Term (months):	345	2-4 Family:	6.04%
Range:	113 – 360	Condo:	8.91%
W.A. Seasoning: (months)	3	Townhouse:	0.05%
Latest Maturity Date:	September 1, 2034	Occupancy Status:	
State Concentration (Top 5):		Primary:	92.86%
California:	54.02%	Investment:	6.95%
Washington:	6.21%	Second Home:	0.19%
Colorado:	5.11%	Documentation Status:	
Illinois:	3.57%	Full / Alt:	48.42%
Oregon:	3.40%	Stated:	45.07%
W.A. Original Combined LTV:	81.81%	Limited:	6.12%
Range:	9.98% - 100.00%	None:	0.38%
First Liens:	92.48%		
Second Liens:	7.52%	Non-Zero W.A. Prepayment Penalty – Term (months):	27
Non-Balloon Loans:	94.32%	Loans with Prepay Penalties:	85.81%
Non-Zero W.A. FICO Score:	645	Interest Only Loans	29.85%

*Collateral Information as of the August 1, 2004 Statistical Cut-Off Date.

DESCRIPTION OF THE GROUP I COLLATERAL

Originators

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Ownit	1,129	158,175,782	42.65
Encore	515	90,745,578	24.47
CIT	279	37,368,944	10.08
Other	673	84,593,303	22.81
Total:	**2,596**	**370,883,607**	**100.00**

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	914	73,971,611	19.94
ARM	1,682	296,911,995	80.06
Total:	**2,596**	**370,883,607**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	464	15,738,376	4.23
50,000.01 - 100,000.00	484	35,398,402	9.52
100,000.01 - 150,000.00	529	66,689,886	17.94
150,000.01 - 200,000.00	470	82,145,507	22.10
200,000.01 - 250,000.00	270	60,912,514	16.38
250,000.01 - 300,000.00	250	68,916,614	18.54
300,000.01 - 350,000.00	118	37,410,455	10.06
350,000.01 - 400,000.00	5	1,897,900	0.51
400,000.01 - 450,000.00	4	1,689,500	0.45
450,000.01 - 500,000.00	2	979,200	0.26
Total:	**2,596**	**371,778,354**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	464	15,699,465	4.23
50,000.01 - 100,000.00	486	35,490,065	9.57
100,000.01 - 150,000.00	529	66,615,959	17.96
150,000.01 - 200,000.00	469	81,803,883	22.06
200,000.01 - 250,000.00	271	61,085,055	16.47
250,000.01 - 300,000.00	250	68,896,262	18.58
300,000.01 - 350,000.00	116	36,739,597	9.91
350,000.01 - 400,000.00	5	1,893,181	0.51
400,000.01 - 450,000.00	4	1,683,880	0.45
450,000.01 - 500,000.00	2	976,260	0.26
Total:	**2,596**	**370,883,607**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
61 - 120	2	94,114	0.03
121 - 180	494	22,721,631	6.13
181 - 240	29	2,810,337	0.76
241 - 300	1	82,188	0.02
301 - 360	2,070	345,175,337	93.07
Total:	**2,596**	**370,883,607**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	24	4,705,659	1.27
5.000 - 5.499	65	12,515,531	3.37
5.500 - 5.999	331	64,784,403	17.47
6.000 - 6.499	326	60,286,196	16.25
6.500 - 6.999	543	99,825,546	26.92
7.000 - 7.499	249	39,898,405	10.76
7.500 - 7.999	229	34,576,251	9.32
8.000 - 8.499	129	13,675,069	3.69
8.500 - 8.999	174	14,680,391	3.96
9.000 - 9.499	77	5,181,507	1.40
9.500 - 9.999	150	8,084,515	2.18
10.000 - 10.499	45	2,276,910	0.61
10.500 - 10.999	104	5,065,513	1.37
11.000 - 11.499	93	3,534,895	0.95
11.500 - 11.999	53	1,696,039	0.46
12.000 - 12.499	3	68,140	0.02
13.000 - 13.499	1	28,637	0.01
Total:	**2,596**	**370,883,607**	**100.00**

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	55	4,842,287	1.31
50.01 - 55.00	19	3,012,141	0.81
55.01 - 60.00	31	5,515,019	1.49
60.01 - 65.00	65	11,822,723	3.19
65.01 - 70.00	86	14,346,651	3.87
70.01 - 75.00	118	21,030,404	5.67
75.01 - 80.00	954	176,078,175	47.48
80.01 - 85.00	205	32,957,795	8.89
85.01 - 90.00	290	43,775,862	11.80
90.01 - 95.00	157	20,842,998	5.62
95.01 – 100.00	616	36,659,553	9.88
Total:	**2,596**	**370,883,607**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Not Available	4	385,929	0.10
500 - 524	52	8,213,473	2.21
525 - 549	85	13,125,174	3.54
550 - 574	178	29,399,620	7.93
575 - 599	190	27,794,942	7.49
600 - 624	407	53,650,363	14.47
625 - 649	439	62,765,432	16.92
650 - 674	428	61,004,725	16.45
675 - 699	335	47,488,030	12.80
700 - 724	217	31,232,341	8.42
725 - 749	131	17,749,197	4.79
750 - 774	98	14,584,552	3.93
775 - 799	30	3,289,067	0.89
Greater than or equal to 800	2	200,760	0.05
Total:	**2,596**	**370,883,607**	**100.00**

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	1,138	200,337,165	54.02
Washington	191	23,034,673	6.21
Colorado	155	18,965,765	5.11
Illinois	78	13,251,103	3.57
Oregon	125	12,609,421	3.40
Arizona	119	12,442,031	3.35
Florida	93	12,358,484	3.33
Nevada	56	8,586,949	2.32
Texas	118	7,654,467	2.06
Georgia	61	6,888,913	1.86
Michigan	49	6,280,823	1.69
Ohio	60	5,616,213	1.51
New Jersey	27	4,424,837	1.19
New York	17	3,945,187	1.06
North Carolina	39	3,890,837	1.05
Kentucky	32	3,292,851	0.89
Maryland	19	2,981,151	0.80
Virginia	22	2,861,385	0.77
Pennsylvania	23	2,580,918	0.70

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Minnesota	16	2,552,391	0.69
Tennessee	25	2,362,057	0.64
Indiana	26	1,938,496	0.52
Missouri	20	1,906,710	0.51
Connecticut	10	1,460,930	0.39
Utah	15	1,391,136	0.38
South Carolina	10	1,088,176	0.29
New Mexico	6	830,383	0.22
Massachusetts	3	731,750	0.20
Kansas	4	607,904	0.16
Wisconsin	4	497,966	0.13
Alabama	7	475,086	0.13
Alaska	2	464,104	0.13
Mississippi	7	420,890	0.11
Hawaii	1	417,711	0.11
Idaho	3	370,431	0.10
Oklahoma	5	325,489	0.09
Louisiana	2	300,678	0.08
West Virginia	3	231,494	0.06
Iowa	2	203,665	0.05
Rhode Island	1	131,056	0.04
Montana	1	103,200	0.03
Delaware	1	68,734	0.02
Total:	**2,596**	**370,883,607**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	2,390	344,386,050	92.86
Investment	200	25,784,900	6.95
Second Home	6	712,657	0.19
Total:	**2,596**	**370,883,607**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full Documentation	1,326	176,280,270	47.53
Stated Documentation	1,100	167,157,355	45.07
Limited	138	22,709,274	6.12
Alternative Documentation	23	3,312,986	0.89
No Documentation	9	1,423,721	0.38
Total:	**2,596**	**370,883,607**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	1,522	200,091,196	53.95
Refinance - Cashout	835	135,002,796	36.40
Refinance - Rate Term	239	35,789,614	9.65
Total:	**2,596**	**370,883,607**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	2,009	282,441,632	76.15
Condo	237	33,046,300	8.91
PUD	234	32,795,060	8.84
2-4 Family	114	22,415,068	6.04
Townhouse	2	185,547	0.05
Total:	**2,596**	**370,883,607**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
September 2005	1	93,048	0.03
October 2005	1	64,441	0.02
December 2005	43	7,173,651	2.42
January 2006	12	1,692,152	0.57
February 2006	258	37,089,697	12.49
March 2006	147	31,638,642	10.66
April 2006	148	29,997,996	10.10
May 2006	314	55,591,311	18.72
June 2006	79	12,903,046	4.35
July 2006	342	62,791,619	21.15
August 2006	104	18,563,398	6.25
September 2006	1	81,500	0.03
December 2006	2	204,842	0.07
February 2007	24	3,322,381	1.12
March 2007	27	4,634,807	1.56
April 2007	9	1,643,873	0.55
May 2007	9	1,347,093	0.45
June 2007	14	2,387,922	0.80
July 2007	49	8,927,834	3.01
August 2007	25	4,085,088	1.38
December 2008	1	274,127	0.09
February 2009	7	841,184	0.28
March 2009	2	476,151	0.16
April 2009	1	270,960	0.09
May 2009	1	95,838	0.03
June 2009	2	481,000	0.16
July 2009	41	7,090,224	2.39
August 2009	18	3,148,170	1.06
Total:	**1,682**	**296,911,995**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.000 - 3.499	1	155,954	0.05
3.500 - 3.999	14	2,729,218	0.92
4.000 - 4.499	36	6,494,009	2.19
4.500 - 4.999	101	17,228,395	5.80
5.000 - 5.499	244	45,534,720	15.34
5.500 - 5.999	338	63,237,640	21.30
6.000 - 6.499	347	66,248,117	22.31
6.500 - 6.999	308	54,352,641	18.31
7.000 - 7.499	118	17,982,948	6.06
7.500 - 7.999	74	10,898,240	3.67
8.000 - 8.499	57	7,289,389	2.46
8.500 - 8.999	30	3,115,812	1.05
9.000 - 9.499	12	1,338,346	0.45
9.500 - 9.999	2	306,567	0.10
Total:	**1,682**	**296,911,995**	**100.00**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
9.500 - 9.999	1	143,882	0.05
10.000 - 10.499	4	560,502	0.19
10.500 - 10.999	16	2,998,572	1.01
11.000 - 11.499	45	8,428,868	2.84
11.500 - 11.999	267	51,121,115	17.22
12.000 - 12.499	274	51,472,717	17.34
12.500 - 12.999	402	76,519,083	25.77
13.000 - 13.499	186	29,781,729	10.03
13.500 - 13.999	209	34,760,110	11.71
14.000 - 14.499	103	15,793,979	5.32
14.500 - 14.999	106	16,359,357	5.51
15.000 - 15.499	31	3,944,583	1.33
15.500 - 15.999	24	2,985,103	1.01
16.000 - 16.499	10	1,463,272	0.49
16.500 - 16.999	2	292,706	0.10
17.500 - 17.999	1	161,346	0.05
18.000 - 18.499	1	125,070	0.04
Total:	**1,682**	**296,911,995**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	24	4,705,659	1.58
5.000 - 5.499	60	11,369,768	3.83
5.500 - 5.999	275	53,557,219	18.04
6.000 - 6.499	284	53,336,184	17.96
6.500 - 6.999	471	87,774,186	29.56
7.000 - 7.499	200	32,890,810	11.08
7.500 - 7.999	190	30,169,030	10.16
8.000 - 8.499	82	10,411,533	3.51
8.500 - 8.999	63	8,557,476	2.88
9.000 - 9.499	17	2,224,475	0.75
9.500 - 9.999	11	1,313,887	0.44
10.000 - 10.499	3	315,353	0.11
10.500 - 10.999	1	161,346	0.05
11.000 - 11.499	1	125,070	0.04
Total:	**1,682**	**296,911,995**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.500	193	34,359,497	11.57
2.000	172	30,496,099	10.27
3.000	1,317	232,056,400	78.16
Total:	**1,682**	**296,911,995**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	1,325	233,225,735	78.55
1.500	357	63,686,260	21.45
Total:	**1,682**	**296,911,995**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	254,796	0.09
4.500 - 4.999	3	241,774	0.08
5.000 - 5.499	77	12,333,891	4.15
5.500 - 5.999	9	1,912,451	0.64
6.000 - 6.499	1,232	217,883,859	73.38
6.500 - 6.999	2	270,813	0.09
7.000 - 7.499	358	64,014,411	21.56
Total:	**1,682**	**296,911,995**	**100.00**

*ARM Loans Only

Orignal Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	526	52,643,722	14.19
6	14	1,081,680	0.29
12	86	15,887,640	4.28
24	1,423	217,056,165	58.52
30	1	183,875	0.05
36	546	84,030,526	22.66
Total:	**2,596**	**370,883,607**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL

Number of Mortgage Loans:	838	Index Type:	
Aggregate Principal Balance:	$183,056,609	6 Month LIBOR:	73.96%
Conforming Principal Balance Loans:	$22,973,995	Fixed Rate:	26.04%
Average Principal Balance:	$218,445	W.A. Initial Periodic Cap:	2.772%
Range:	$9,957 - $1,000,000	W.A. Subsequent Periodic Cap:	1.087%
W.A. Coupon:	6.893%	W.A. Lifetime Rate Cap:	6.159%
Range:	4.690% - 12.125%	Property Type:	
W.A. Gross Margin:	5.919%	Single Family:	80.34%
Range:	3.875% - 9.250%	PUD:	11.10%
W.A. Remaining Term (months):	337	2-4 Family:	2.60%
Range:	146 - 360	Condo::	5.96%
W.A. Seasoning: (months)	3	Occupancy Status:	
Latest Maturity Date:	August 1, 2034	Primary:	95.33%
State Concentration (Top 5):		Investment:	4.38%
California:	77.90%	Second Home:	0.29%
Washington:	3.22%	Documentation Status:	
Colorado:	2.60%	Full / Alt:	43.87%
Nevada:	2.29%	Stated:	50.18%
Oregon:	2.03%	Limited:	5.58%
W.A. Combined Original LTV:	82.76%	None:	0.38%
Range:	17.20% - 100.00%		
First Liens:	86.71%	Non-Zero W.A. Prepayment Penalty – Term (months):	28
Second Liens:	13.29%	Loans with Prepay Penalties:	91.19%
Non-Balloon Loans:	89.75%	Interest Only Loans	39.84%
Non-Zero W.A. FICO Score:	660		

*Collateral Information as of the August 1, 2004 Statistical Cut-Off Date.

DESCRIPTION OF THE GROUP II COLLATERAL

Originators

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Ownit	481	94,771,783	51.77
Encore	116	37,502,536	20.49
First Street	82	18,081,056	9.88
Other	159	32,701,234	17.86
Total:	**838**	**183,056,609**	**100.00**

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	467	47,669,820	26.04
ARM	371	135,386,789	73.96
Total:	**838**	**183,056,608**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	119	3,875,600	2.11
50,000.01 - 100,000.00	237	18,047,839	9.84
100,000.01 - 150,000.00	71	8,706,087	4.75
150,000.01 - 200,000.00	43	7,459,968	4.07
200,000.01 - 250,000.00	33	7,263,170	3.96
250,000.01 - 300,000.00	12	3,328,750	1.82
300,000.01 - 350,000.00	47	15,810,751	8.62
350,000.01 - 400,000.00	123	46,355,256	25.28
400,000.01 - 450,000.00	63	26,721,929	14.57
450,000.01 - 500,000.00	65	30,901,140	16.85
500,000.01 - 550,000.00	12	6,362,274	3.47
550,000.01 - 600,000.00	6	3,425,250	1.87
600,000.01 - 650,000.00	2	1,247,500	0.68
650,000.01 - 700,000.00	1	652,000	0.36
700,000.01 - 750,000.00	2	1,445,000	0.79
750,000.01 - 800,000.00	1	768,750	0.42
950,000.01 - 1,000,000.00	1	1,000,000	0.55
Total:	**838**	**183,371,264**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	119	3,866,761	2.11
50,000.01 - 100,000.00	237	18,002,619	9.83
100,000.01 - 150,000.00	71	8,692,752	4.75
150,000.01 - 200,000.00	43	7,448,716	4.07
200,000.01 - 250,000.00	33	7,252,333	3.96
250,000.01 - 300,000.00	12	3,323,365	1.82
300,000.01 - 350,000.00	48	16,140,690	8.82
350,000.01 - 400,000.00	123	46,320,732	25.30
400,000.01 - 450,000.00	63	26,734,535	14.60
450,000.01 - 500,000.00	64	30,395,590	16.60
500,000.01 - 550,000.00	12	6,349,300	3.47
550,000.01 - 600,000.00	6	3,423,389	1.87
600,000.01 - 650,000.00	2	1,243,625	0.68
650,000.01 - 700,000.00	1	651,528	0.36
700,000.01 - 750,000.00	2	1,441,923	0.79
750,000.01 - 800,000.00	1	768,750	0.42
950,000.01 - 1,000,000.00	1	1,000,000	0.55
Total:	**838**	**183,056,608**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
121 - 180	281	19,867,488	10.85
181 - 240	12	626,702	0.34
301 - 360	545	162,562,418	88.80
Total:	**838**	**183,056,609**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	5	1,925,791	1.05
5.000 - 5.499	25	8,338,048	4.55
5.500 - 5.999	128	44,414,488	24.26
6.000 - 6.499	103	34,845,698	19.04
6.500 - 6.999	121	40,562,010	22.16
7.000 - 7.499	24	7,962,370	4.35
7.500 - 7.999	55	14,460,205	7.90
8.000 - 8.499	24	3,940,881	2.15
8.500 - 8.999	71	7,312,603	3.99
9.000 - 9.499	46	4,187,754	2.29
9.500 - 9.999	91	6,571,977	3.59
10.000 - 10.499	29	1,926,762	1.05
10.500 - 10.999	57	3,592,102	1.96
11.000 - 11.499	39	1,973,156	1.08
11.500 - 11.999	18	926,502	0.51
12.000 - 12.499	2	116,261	0.06
Total:	**838**	**183,056,609**	**100.00**

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	11	2,651,693	1.45
50.01 - 55.00	5	1,274,155	0.70
55.01 - 60.00	8	2,355,300	1.29
60.01 - 65.00	16	3,618,859	1.98
65.01 - 70.00	23	6,938,830	3.79
70.01 - 75.00	35	12,242,084	6.69
75.01 - 80.00	239	81,567,297	44.56
80.01 - 85.00	45	14,472,199	7.91
85.01 - 90.00	88	24,748,990	13.52
90.01 - 95.00	54	8,948,492	4.89
95.01 – 100.00	314	24,238,709	13.24
Total:	**838**	**183,056,609**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 – 524	6	2,266,245	1.24
525 – 549	15	4,564,900	2.49
550 – 574	23	6,189,217	3.38
575 – 599	37	10,041,650	5.49
600 – 624	96	20,387,188	11.14
625 – 649	142	31,831,540	17.39
650 – 674	183	39,422,012	21.54
675 – 699	135	26,848,242	14.67
700 – 724	89	17,368,359	9.49
725 – 749	50	10,948,527	5.98
750 – 774	45	9,808,641	5.36
775 - 799	15	3,108,686	1.70
Greater than or equal to 800	2	271,403	0.15
Total:	**838**	**183,056,609**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	587	142,596,543	77.90
Washington	48	5,897,834	3.22
Colorado	41	4,758,349	2.60
Nevada	13	4,198,112	2.29
Oregon	32	3,713,792	2.03
Florida	13	3,650,562	1.99
Arizona	18	2,792,444	1.53
Illinois	6	2,713,330	1.48
New York	6	2,226,795	1.22
Texas	20	1,607,203	0.88
Maryland	6	1,588,872	0.87
Massachusetts	4	1,396,765	0.76
Georgia	6	911,590	0.50
Ohio	3	618,351	0.34
Hawaii	2	555,708	0.30
Michigan	2	536,336	0.29
Wisconsin	2	519,845	0.28
Nebraska	1	466,321	0.25
New Mexico	1	400,778	0.22
North Carolina	2	399,882	0.22
New Jersey	1	376,268	0.21
Kentucky	4	303,389	0.17
Tennessee	7	188,167	0.10
Montana	2	136,222	0.07
Minnesota	3	118,018	0.06
Mississippi	1	84,876	0.05
Indiana	2	78,995	0.04
Pennsylvania	1	75,881	0.04
Utah	2	66,036	0.04
Delaware	1	53,570	0.03
Oklahoma	1	25,773	0.01
Total:	**838**	**183,056,609**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	791	174,503,645	95.33
Investment	44	8,020,575	4.38
Second Home	3	532,388	0.29
Total:	**838**	**183,056,608**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Stated Documentation	422	91,861,294	50.18
Full Documentation	365	78,002,326	42.61
Limited	37	10,207,220	5.58
Alternative Documentation	10	2,296,721	1.25
No Documentation	4	689,047	0.38
Total:	**838**	**183,056,609**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	565	105,513,163	57.64
Refinance - Cashout	195	57,814,580	31.58
Refinance - Rate Term	78	19,728,865	10.78
Total:	**838**	**183,056,609**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	674	147,071,036	80.34
PUD	83	20,312,909	11.10
Condo	61	10,916,813	5.96
2-4 Family	20	4,755,850	2.60
Total:	**838**	**183,056,609**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
November 2005	1	62,553	0.05
December 2005	3	1,272,606	0.94
February 2006	20	8,203,823	6.06
March 2006	37	14,596,062	10.78
April 2006	40	16,957,701	12.53
May 2006	58	22,043,005	16.28
June 2006	9	3,372,714	2.49
July 2006	82	34,506,477	25.49
August 2006	25	10,447,718	7.72
February 2007	2	841,885	0.62
March 2007	5	2,207,834	1.63
April 2007	3	1,159,247	0.86
May 2007	3	1,274,901	0.94
June 2007	3	1,299,929	0.96
July 2007	6	1,583,925	1.17
February 2009	1	235,919	0.17
March 2009	2	864,659	0.64
April 2009	1	400,000	0.30
May 2009	1	209,390	0.15
June 2009	1	344,000	0.25
July 2009	59	11,700,392	8.64
August 2009	9	1,802,050	1.33
Total:	**371**	**135,386,789**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.500 - 3.999	1	468,000	0.35
4.000 - 4.499	6	2,363,999	1.75
4.500 - 4.999	21	9,532,866	7.04
5.000 - 5.499	81	28,200,243	20.83
5.500 - 5.999	108	39,158,113	28.92
6.000 - 6.499	77	27,388,033	20.23
6.500 - 6.999	48	18,035,853	13.32
7.000 - 7.499	14	4,674,577	3.45
7.500 - 7.999	11	4,171,386	3.08
8.000 - 8.499	3	971,880	0.72
9.000 - 9.499	1	421,838	0.31
Total:	**371**	**135,386,789**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.500 - 10.999	4	1,562,934	1.15
11.000 - 11.499	13	4,557,424	3.37
11.500 - 11.999	97	33,831,528	24.99
12.000 - 12.499	77	26,940,436	19.90
12.500 - 12.999	99	36,816,778	27.19
13.000 - 13.499	22	8,562,449	6.32
13.500 - 13.999	34	12,679,805	9.37
14.000 - 14.499	7	3,328,060	2.46
14.500 - 14.999	10	3,933,191	2.91
15.000 - 15.499	6	2,354,999	1.74
15.500 - 15.999	1	475,184	0.35
17.000 - 17.499	1	344,000	0.25
Total:	**371**	**135,386,789**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	5	1,925,791	1.42
5.000 - 5.499	16	5,637,606	4.16
5.500 - 5.999	107	38,191,533	28.21
6.000 - 6.499	83	29,598,225	21.86
6.500 - 6.999	97	35,769,570	26.42
7.000 - 7.499	19	7,530,024	5.56
7.500 - 7.999	31	11,480,760	8.48
8.000 - 8.499	6	2,541,072	1.88
8.500 - 8.999	5	1,865,370	1.38
9.000 - 9.499	2	846,838	0.63
Total:	**371**	**135,386,789**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.500	31	13,587,481	10.04
2.000	26	10,473,426	7.74
3.000	314	111,325,881	82.23
Total:	**371**	**135,386,789**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	315	111,792,202	82.57
1.500	56	23,594,586	17.43
Total:	**371**	**135,386,789**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.000 - 5.499	9	3,881,561	2.87
5.500 - 5.999	1	443,955	0.33
6.000 - 6.499	304	107,122,686	79.12
7.000 - 7.499	56	23,594,586	17.43
11.500 - 11.999	1	344,000	0.25
Total:	**371**	**135,386,789**	**100.00**

*ARM Loans Only

Orignal Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	111	16,118,251	8.81
12	61	19,588,827	10.70
24	442	99,835,041	54.54
30	1	481,107	0.26
36	147	33,043,903	18.05
48	1	63,200	0.03
60	75	13,926,280	7.61
Total:	**838**	**183,056,608**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading	
Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
ABS Banking	
Nita Cherry	212-250-7773
Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
ABS Structuring	
Bill Yeung	212-250-6893
Marina Tukhin	212-250-2250
ABS Collateral	
Steve Lumer	212-250-0115
Randy Lee	212-250-8595

Number of Mortgage Loans	244
Aggregate Principal Balance	$33,805,475
Conforming Balance Loans	$26,860,808
Average Principal Balance	$138,547
Range	$9,957 - $538,533
Weighted Average Coupon	7.232%
Range	5.000% - 12.000%
Weighted Average Margin	6.417%
Range	3.875% - 9.250%
Weighted Average Remaining Term	344 months
Range	146 months - 360 months
Weighted Average Seasoning	4 months
Latest Maturity Date	2034-08-01
State Concentration	
California	51.78%
Washington	6.60%
Nevada	5.74%
Colorado	5.31%
Weighted Average Combined Original LTV	80.55%
Range	28.41% - 100.00%
First Liens	93.16%
Non-Balloon Loans	94.55%
Weighted Average FICO	666
Index Type	
6 Month LIBOR	83.45%
Fixed Rate	16.55%
Weighted Average Initial Per Cap	2.747%
Weighted Average Sub Per Cap	1.102%
Weighted Average Lifetime Rate Cap	6.136%
Property Type	
Single Family Residence	55.95%
2-4 Family	25.38%
PUD	9.32%
Condo	9.06%
Manufactured Home	0.00%
Townhouse	0.29%
Occupancy Status	
Primary	0.00%
Investment	100.00%
Second Home	0.00%
Documentation Status	
Full/Alt	38.60%
Stated/NIV	57.05%
Limited	2.95%
None	1.39%
Weighted Average Prepayment Term	26 months
Loans with Prepayment Penalties	78.48%

A	% of pool	average LTV	LTV above 80%	LTV above 90%	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%
FICO 600 - 580	6.2	79.9	47.6	8.4	63.6	96.1	7.126	12.3	-	8.3	37.74	30.8
FICO 580 - 560	5.3	77.6	43.5	1.4	56.1	98.1	7.094	8.6	-	7.8	38.56	33.4
FICO below 560	7.6	73.2	20.5	0.6	51.9	95.6	7.543	10.8	-	2.3	40.74	37.0

B	% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%
LTV 85% - 90%	12.4	89.6	22.6	8.7	43.6	89.7	6.996	8.0	1.6	15.9	37.39	37.1
LTV 90% - 95%	5.4	94.7	5.2	1.7	53.2	96.2	7.394	14.2	-	14.3	39.91	37.6
LTV 95% - 100%	11.0	99.9	2.1	-	54.6	98.8	9.284	67.7	0.9	7.6	35.72	40.8

C	% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%
DTI 40% - 45%	18.7	82.2	22.9	13.7	43.0	93.3	7.006	13.3	0.5	25.6	42.76	-
DTI 45% - 50	27.8	82.7	17.3	11.4	43.6	95.7	6.809	10.1	3.0	32.7	47.89	100.0
DTI > 50%	10.2	83.6	12.7	10.5	78.5	99.1	6.857	12.6	4.5	51.6	52.66	100.0

D	% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%
Second Home - Occupancy	0.2	89.9	-	-	58.3	-	7.806	31.7	-	-	21.30	8.0
Investment - Occupancy	6.1	80.6	9.8	6.9	38.6	-	7.232	18.0	3.2	13.6	33.56	20.8
Stated Docs	46.8	82.3	11.0	7.4	-	92.4	7.062	13.0	2.1	36.4	32.68	31.7
Loans below 100k	13.1	90.7	14.4	8.6	49.1	91.1	8.981	100.0	-	2.6	33.93	31.3
IO Loans	33.2	80.5	3.1	1.6	46.1	97.5	6.412	1.0	4.4	100.0	34.26	43.3

E When do IOs reset

Months to next reset	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
19	3	1,137,200.00	0.2	6.109	355	80.00	634.7
20	1	224,000.00	0.0	6.250	356	80.00	620.0
21	1	260,720.00	0.1	4.990	357	80.00	741.0
22	19	4,951,462.89	0.9	6.384	358	81.03	644.1
23	13	3,298,250.00	0.6	6.204	359	79.46	658.5
24	1	180,000.00	0.0	6.600	360	80.00	647.0
31	4	1,318,024.77	0.2	6.111	355	81.37	616.4
32	3	931,400.00	0.2	6.868	356	86.18	668.4
34	4	970,200.00	0.2	8.100	358	85.43	632.3
35	3	810,900.00	0.2	5.937	359	79.90	664.7
36	2	330,300.00	0.1	7.216	360	90.00	647.7
52	9	2,198,871.08	0.4	6.822	352	81.39	685.6
53	4	658,806.42	0.1	5.753	353	80.00	652.1
54	28	7,831,346.19	1.4	6.488	354	80.82	697.2
55	117	31,134,713.59	5.6	6.381	355	80.07	691.8
56	83	23,280,752.43	4.2	6.426	356	79.07	682.4
57	13	3,313,657.47	0.6	6.297	357	84.36	653.1
58	15	2,924,625.09	0.5	6.649	358	83.12	665.0
59	304	72,520,278.73	13.1	6.392	359	80.32	674.5
60	108	24,879,411.00	4.5	6.431	360	81.46	679.2
114	1	180,000.00	0.0	6.750	354	58.06	665.0
119	2	314,000.00	0.1	6.869	359	76.52	589.7

F	Is DTI off current mortgage rate for IO	Y

H What are top 10 cities and average strats for each

Top 10 Cities of Overall Pool	Loans	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
LOS ANGELES ;CA	127	21,823,851.17	3.9	6.992	335	79.58	664.6
SAN DIEGO ;CA	68	15,150,650.13	2.7	6.990	341	81.47	672.4
OXNARD ;CA	51	11,918,393.99	2.2	6.865	332	82.89	690.8
SAN JOSE ;CA	36	10,203,875.33	1.8	6.423	345	80.74	667.1
CHICAGO ;IL	36	7,704,046.16	1.4	7.076	357	84.45	614.7
LAS VEGAS ;NV	38	6,710,322.11	1.2	6.803	355	80.92	646.5

SACRAMENTO ;CA	39	5,323,779.14	1.0	6.897	339	81.76	657.0
SANTA ANA ;CA	22	4,945,309.86	0.9	6.511	342	76.68	648.2
FONTANA ;CA	27	4,707,738.28	0.9	6.577	349	81.22	653.0
SANTA CLARITA ;CA	22	4,680,241.00	0.8	7.057	334	83.91	650.4
Total:	**466.00**	**93168207.17**	**16.8**	**6.858**	**341**	**81.21**	**661.5**

I What % of pool are LTV above 90% and stated doc, IO, FICO below 600 or NOO?	Stated Doc	IO	FICO < 600	Investment - Occ.	2nd Home - Occ.			
LTV > 90	6.78	1.61	0.51	0.24	0.10			

J What is max LTv fo stated income and minimum FICO for stated income?

Max LTV for Stated Income Documentation:	100.00
Min Fico for Stated Income Documentation:	505.00

K What is min FICO for loans above 90% LTV

Min Fico for ltv greater than 90:	542.00

L Seasoning hisotry - any over 3m? YES

% seconds	
2.1	
0.1	
-	

LTV above 80%	LTV above 90%	% seconds
100.0	-	4.2
100.0	100.0	13.1
100.0	100.0	72.3

LTV above 80%	LTV above 90%	% seconds
40.9	17.3	9.6
38.0	15.0	8.9
30.7	22.9	12.0

LTV > 80%	LTV > 90%	% seconds
81.1	42.5	16.5
35.2	4.0	6.8
34.8	14.5	11.4
76.5	62.6	63.2
14.4	4.8	-